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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2023

Commission File Number: 001-40744

Otonomo Technologies Ltd.
(Translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
+972-52-432-9955
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On July 27, 2023, Otonomo Technologies Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the following resolutions were approved by the shareholders:

(i)
To approve a reverse share split of the Company’s ordinary shares, no par value, at a ratio in the range of 1-for-10 to 1-for-20, which final ratio is to be determined by the board of directors (the “Board”) of the Company or any committee thereof and to amend and restate the Company’s Amended and Restated Articles of Association accordingly, including reducing the Company’s authorized share capital by a corresponding proportion.

(ii)
To approve and ratify the appointment of Somekh Chaikin, certified public accountants in Israel and a member of KPMG International, as the Company’s auditors for the year 2023 and for an additional period until the next annual general meeting.

(iii)	To approve the re-election of Mr. Jonathan Huberman and Ms. Vered Raviv Schwarz to the Board until the end of the third annual general meeting held after the date of their re-appointment.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-264771) and S-8 (Registration No. 333-261641).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Otonomo Technologies Ltd.

Date: July 27, 2023	By:	/s/ Ben Volkow
Ben Volkow
Chief Executive Officer

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